EXHIBIT 11

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STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               FOR THE YEARS ENDED DECEMBER 31,
                                               1994          1993          1992
Net income used for earnings per
   share calculation                           $66,196       $56,115       $47,782

Earnings Per Common Share

Weighted average outstanding shares             64,785        63,985        58,678

Net effect of outstanding options                2,520         3,616         4,984

Weighted average common and common
   equivalent shares outstanding                67,305        67,601        63,662

Net income per share                             $0.98         $0.83         $0.75

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Fully diluted computation not presented since such amounts differ by less than 3 percent of the net income per share amounts shown above.